

MAIL STOP 3561

November 20, 2007

Robert J. Hanks
Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Suite 3630
Boston, Massachusetts 02108

RE: **Harbor Acquisition Corporation**
   Preliminary Proxy Statement on Schedule 14A
   Amendment 10 Filed November 19, 2007
   File No. 001-32688

Dear Mr. Hanks:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that Goldstein Golub agreed to defer the date a balance of approximately $67.0 thousand was due until the closing date of the acquisition and also agreed to waive any claims against the Trust for the unpaid balance in the event the acquisition does not take place. These matters may have impaired Goldstein Golub's independence with respect to Harbor Acquisition, please refer to the Financial Reporting Codification, Rule 602.02.b.iv, Unpaid Professional Fees, Example 3. Please tell us whether Harbor Acquisition's Audit Committee as a whole considered the independence issue before or now in light of any amount of fees already paid and the subordination agreements. If it

was formally considered, provide the specific reasons why independence was not considered to be impaired under the SEC rules. If the Audit Committee believes the independence rules were violated, please explain why it is in the interest of investors to allow the firm to continue as Harbor Acquisition's auditors and forego a reaudit. In any event, the subordination agreements must be rescinded and disclosure made to that effect in the filing.

Fairness Opinion of Houlihan, Smith & Company, page 90

2.	We note that Houlihan's opinion was delivered over 13 months before the anticipated date of the security holder meeting. Please disclose whether any material changes in Elmet's operations, performance or in any of the projections or assumptions upon which Houlihan based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or James Lopez, who supervised the review of your filing, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc:	John D. Chambliss (by facsimile)
	Facsimile: 617-305-3160